Exhibit 99.72

Recombinant SARS-CoV-2 Proteins Now Available For Research From ImmunoPrecise’s European Subsidiary, UPE

UTRECHT, Netherlands, June 11, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) (Germany: TQB2) subsidiary U-Protein Express BV (“UPE”) today announced the availability of its new recombinant SARS-CoV-2 proteins, and other proteins associated with COVID-19, for use by researchers globally in the design and discovery of novel therapeutics, vaccines and diagnostic test kits for coronavirus.

“UPE’s management stepped up immediately in early January, soon after the emergence of SARS-CoV-2, and began the construct design and manufacturing of proteins that play a central role in the infection of human lung tissue by the SARS-CoV-2 virus,” said Dr. Roland Romijn, Head of General Operations at UPE. “By using ImmunoPrecise’s proprietary rPExTM protein production platform, we have produced high quality, high yield, batches of multiple subunits of the viral Spike protein, and other SARS-CoV-2-related proteins, which we believe are useful reagents for the analysis of, and generation of, antibody therapeutics, vaccines and diagnostics. We continue to focus on the development of new, SARS-CoV-2-related recombinant proteins to support the scientific community in this crucial, global effort.

These proteins are now available to the scientific community to help combat the current COVID-19 pandemic crisis. The recombinant coronavirus proteins (and other proteins related to SARS-CoV-2 infection) are produced using ImmunoPrecise’s proprietary rPEx protein production platform, utilizing transient transfection of HEK293 cells. In contrast to more basic recombinant protein expression platforms like E. coli cells or insect cells, the rPEx platform generates superior recombinant proteins that more closely resemble the native conformations of the proteins. This is especially important for retaining the functions of the heavily glycosylated, viral Spike protein.

“The success of this program at UPE is an exemplary demonstration of the selfless efforts, unity and determination that have arisen within ImmunoPrecise as part of our larger, global efforts in fighting coronavirus,” stated Dr. Jennifer Bath, President and CEO of ImmunoPrecise. “The substantive time and energy dedicated by this team have not only enabled this much needed support to the broader scientific community but have also served as a cornerstone in our own efforts at IPA, as we continue to rapidly advance our coronavirus therapeutic, vaccine and diagnostic programs.”

The COVID-19 related proteins are available online at www.u-proteinexpress.com. For academic and commercial institutions seeking more information about these proteins and potentially other reagents related to COVID-19, please contact us on the UPE website or email: info@u-proteinexpress.com.

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About U-Protein Express BV

U-protein Express is a Dutch biotechnology service provider company based in Utrecht, The Netherlands. UPE was founded in 2007 as a spin-off company of the Utrecht University and has established the rPExTM technology. The rPEx technology is based on transient transfection of HEK293 cells and yields high quality, high amounts of recombinant proteins and antibodies in a short time span. Dr. Roland Romijn is one of the founders of UPE and holds a PhD from the Utrecht University. His work at UPE involves overall project management and exploration of new technologies to improve the rPEx technology. Since the acquisition of UPE by ImmunoPrecise Antibodies in 2017, Dr. Romijn has worked closely with other members of the global team to synergistically improve the company’s goods, services and IP assets.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:12e 11-JUN-20